Michele Keusch

(305) 579-0827

November 21, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Joe Foti

Re:	Full House Resorts, Inc.
Registration Statement on Form SB-2
Filed October 27, 2006
File No. 333-136341

Ladies and Gentlemen:

On behalf of our client, Full House Resorts, Inc., a Nevada corporation (the “Company” or “we”), transmitted herewith are the Company’s responses to the Staff’s comments to the Amendment No. 2 to Registration Statement on Form SB-2 filed on October 27, 2006 (the “SB-2”), which comments were set forth in a letter dated November 3, 2006 (the “Comment Letter”), to Andre M. Hilliou, Chief Executive Officer and Director of the Company. For ease of reference, we have reproduced comments set forth in the Comment Letter, as numbered, before each response below.

Dilution, page 19

1.	Please revise your disclosed amount for “dilution in net tangible book value per share to new investors in the offering” to reflect the difference between the public offering price per share of $3.38 and the adjusted net tangible book value per share, after giving effect to the offering and the application of the net proceeds of $0.84 or $2.54. Please also revise page 14 accordingly.

Additionally, please remove the following from the table that illustrates the per share dilution:

•	“net tangible book value at June 30, 2006” of $6,834,990, and

•	“increase attributed to price paid by investors in the offering (net)” of $18,766,000

These amounts are irrelevant to the per share dilution calculation.

RESPONSE: The Company has revised the disclosure regarding dilution on page 19, and has also revised page 14 accordingly.

Securities and Exchange Commission

Attention: Joe Foti

Management’s Discussion and Analysis or Plan of Operations

Critical Accounting Estimates and Policies

Summary of long-term assets related to Indian casino projects, page 2A

2.	We note your response to our prior comment 3 and do not concur with your conclusion. Since, management has concluded, based on feasibility analyses and legal review, that there is a high probability that the project will be completed and that the probable future economic benefit is sufficient to compensate you for your efforts in relation to the perceived financial risks associated with the service or lending arrangements that trigger the notes receivables related to the Indian casino projects, and in arriving at your initial conclusion of probability, you consider both positive and negative evidence, which is reconsidered by you at least quarterly, it would appear that the probability estimates initially factored into your notes receivable valuation model were fairly precise numbers or were within a very narrow range of percentages. This indicates that you believe the probability of success is in fact highly accurate. Also, since your right to recover your advances and development costs with respect to Indian gaming projects is limited to the future net revenue of the propose gaming facilities, we would expect that your probability estimates of project completion have a significant impact in your determination of an appropriated discount rate and in the estimated casino opening data for each Indian gaming project notes receivable valuation model. Therefore, as previously requested, please revise to disclose your probability rate applied to each notes receivable valuation model by Indian project. If you believe a range of probabilities is appropriate, please disclose the range and make appropriate adjustments to your valuation model.

RESPONSE: Additional disclosure has been added to pages 26 and 29 to clarify that management has estimated the probability rate to be 90% for each project in existence at September 30, 2006, and December 31, 2005 and 2004, as applicable.

* * * * *

Securities and Exchange Commission

Attention: Joe Foti

Please call the undersigned with any questions or comments you may have regarding this letter. In addition, please send all written correspondence directly to the undersigned at Greenberg Traurig, P.A., 1221 Brickell Avenue, Miami, Florida 33131, telecopy (305) 579-0717, with copies to Barth Aaron, the Company’s General Counsel, at 4670 S. Fort Apache Road, Suite 190, Las Vegas, Nevada 89147, telecopy (702) 221-8101.

Very truly yours,

/s/ Michele L. Keusch

Michele Keusch

cc:	Full House Resorts, Inc.
Piercy Bowler Taylor & Kim
Haskell Slaughter Young & Rediker, LLC
Sterne, Agee & Leach, Inc.
Paul Berkowitz